SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      Amendment No.  9

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)


                      Richard H. Molke
                        8 Ivins Place
                  Rumson, New Jersey 07760
                         732-741-7058
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                         January 16, 2002
            (Date of Event Which Requires Filing
                       this Statement)

  5% OWNERSHIP BY REASON OF SHARES AUTOMATICALLY PURCHASED
     PURSUANT TO THE UNITED MOBILE HOMES, INC. DIVIDEND
                      REINVESTMENT PLAN

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                       [ ]

           Check  the  following box if a fee is being  paid
with this statement:  [      ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Richard H. Molke              S.S.####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [      ]

3.   SEC Use Only


4.   Source of Funds:

     Richard H. Molke used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):

     No.

6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of     7. Sole Voting Power       219,114.3816 shares
Shares        8. Shared Voting Power     211,522.0727 shares
Beneficially 9. Sole Dispositive Power 219,114.3816 shares Owned by 10.Shared Dispositive Power 211,522.0727 shares Reporting Person

11.  Aggregate Amount Beneficially Owned by Reporting
     Person:

     430,636.4545 shares

12.  Check if the Aggregate Amount in Row (11) excludes
     Certain Shares:

     [ X ]

13.  Percent of Class Represented by Amount in Row (11):

     5.71%

14.  Type of Reporting Person:  Individual

ITEM 1.   SECURITY AND ISSUER

           Common Stock issued by United Mobile Homes, Inc.,
Juniper  Business  Plaza, Suite 3-C,  3499  Route  9  North,
Freehold, New Jersey 07728.


ITEM 2.   IDENTITY AND BACKGROUND

      (a)   The  person filing this statement is Richard  H.
Molke.

      (b)  Mr. Molke's address is 8 Ivins Place, Rumson, NJ,
07760.

      (c) Mr. Molke is an investor who conducts his investing at the address indicated in Item 2(b) above.

      (d) Mr. Molke has not been convicted in a criminal proceeding during the past five years.

      (e) Mr. Molke, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

     (f)  Mr. Molke is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Molke are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

           Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of United Mobile Homes, Inc. Richard
H. Molke is a shareholder in United Mobile Homes, Inc. Mr. Molke has no plans for the following:

           (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of United Mobile Homes, Inc. common stock may be made under the United Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

           (d)  any change in the present board of directors
or   management  of  the  issuer,  including  any  plans  or
proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any other material change in the issuer's business or corporate structure;

           (f) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

           (g) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

           (h) a class of equity securities of the issuer becoming eligible for termination or registration; or

          (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on January 16, 2002, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                         Aggregate Number      Percentage of
          Name           of Shares Owned       Shares Owned

Richard H. Molke            52,596.3790
Richard H. Molke GRAT      166,518.0026
Louise G. Molke             45,004.6153
Louise G. Molke GRAT       166,517.4574

        Total:             430,636.4543*          5.71%
___________________________
*Excludes shares held by Mr. Molke's adult children in which he disclaims any beneficial interest.

            (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

           (c) The following transactions were effected by Mr. Molke with respect to the Common Stock of United Mobile
Homes, Inc. during the past 60 days:

                          Amt. Of  Character Of
     Name        Date     Shares   Transaction      Price

Richard Molke   12/17/01 974.4369  Div. Reinvest.   $11.125
Louise G. Molke 12/17/01 833.7861  Div. Reinvest.   $11.125

           (d) Richard H. Molke has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of United Mobile Homes, Inc. Mr. Molke's aggregate holdings in United Mobile Homes, Inc. fluctuate above and below the 5% threshold depending on the automatic results of the United Mobile Homes, Inc. Dividend Reinvestment Plan.

          (e) The date on which the reporting person became the beneficial owner of more than five percent of the class of securities:

          December 15, 1998

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

             There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.










Dated:  January 16, 2002





                         /s/Richard H. Molke